UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Box, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

10316T104

(CUSIP Number)

JEFFREY C. SMITH

STARBOARD VALUE LP

777 Third Avenue, 18th Floor

New York, New York 10017

(212) 845-7977

STEVE WOLOSKY, ESQ.

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 12, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,978,712
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,978,712
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		3,178,466
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

3,178,466
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,178,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.1%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		588,922
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

588,922
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

588,922
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		344,933
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

344,933
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		344,933
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

344,933
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

344,933
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE R GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		645,074
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

645,074
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

645,074
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		300,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

300,141
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

8

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE L LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		300,141
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

300,141
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

300,141
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD X MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		618,195
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

618,195
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

618,195
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,978,712
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,978,712
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,978,712
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,978,712
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

PN

12

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,978,712
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,978,712
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

OO

13

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,978,712
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,978,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

14

CUSIP No. 10316T104

1	NAME OF REPORTING PERSON

PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,978,712
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,978,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,978,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.9%
14	TYPE OF REPORTING PERSON

IN

15

CUSIP No. 10316T104

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 3,178,466 Shares beneficially owned by Starboard V&O Fund is approximately $46,334,361, excluding brokerage commissions. The aggregate purchase price of the 588,922 Shares beneficially owned by Starboard S LLC is approximately $8,280,489, excluding brokerage commissions. The aggregate purchase price of the 344,933 Shares beneficially owned by Starboard C LP is approximately $4,858,973, excluding brokerage commissions. The aggregate purchase price of the 300,141 Shares beneficially owned by Starboard L Master is approximately $4,307,332, excluding brokerage commissions. The aggregate purchase price of the 618,195 Shares beneficially owned by Starboard X Master is approximately $10,862,469, excluding brokerage commissions. The aggregate purchase price of the 948,055 Shares held in the Starboard Value LP Account is approximately $17,633,920, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 151,546,672 Shares outstanding, as of August 31, 2021, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on September 3, 2021.

A.	Starboard V&O Fund
(a)	As of the close of business on October 14, 2021, Starboard V&O Fund beneficially owned 3,178,466 Shares.

Percentage: Approximately 2.1%

(b)	1. Sole power to vote or direct vote: 3,178,466
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,178,466
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Starboard S LLC
(a)	As of the close of business on October 14, 2021, Starboard S LLC beneficially owned 588,922 Shares.

16

CUSIP No. 10316T104

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 588,922
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 588,922
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard S LLC since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Starboard C LP
(a)	As of the close of business on October 14, 2021, Starboard C LP beneficially owned 344,933 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 344,933
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 344,933
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
D.	Starboard R LP
(a)	Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 344,933 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 344,933
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 344,933
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares on behalf of Starboard C LP since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Starboard R GP
(a)	Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 344,933 Shares owned by Starboard C LP and (ii) 300,141 Shares owned by Starboard L Master.

Percentage: Less than 1%

17

CUSIP No. 10316T104

(b)	1. Sole power to vote or direct vote: 645,074
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 645,074
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares on behalf of each of Starboard C LP and Starboard L Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Starboard L Master
(a)	As of the close of business on October 14, 2021, Starboard L Master beneficially owned 300,141 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 300,141
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 300,141
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard L Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
G.	Starboard L GP
(a)	Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 300,141 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 300,141
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 300,141
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares on behalf of Starboard L Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	Starboard X Master
(a)	As of the close of business on October 14, 2021, Starboard X Master beneficially owned 618,195 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 618,195
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 618,195
4. Shared power to dispose or direct the disposition: 0

18

CUSIP No. 10316T104

(c)	The transactions in the Shares by Starboard X Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
I.	Starboard Value LP
(a)	As of the close of business on October 14, 2021, 948,055 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 3,178,466 Shares owned by Starboard V&O Fund, (ii) 588,922 Shares owned by Starboard S LLC, (iii) 344,933 Shares owned by Starboard C LP, (iv) 300,141 Shares owned by Starboard L Master, (v) 618,195 Shares owned by Starboard X Master and (vi) 948,055 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 5,978,712
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,978,712
4. Shared power to dispose or direct the disposition: 0

(c)	The transaction in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	Starboard Value GP
(a)	Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 3,178,466 Shares owned by Starboard V&O Fund, (ii) 588,922 Shares owned by Starboard S LLC, (iii) 344,933 Shares owned by Starboard C LP, (iv) 300,141 Shares owned by Starboard L Master, (v) 618,195 Shares owned by Starboard X Master and (vi) 948,055 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 5,978,712
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,978,712
4. Shared power to dispose or direct the disposition: 0

(c)	Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
19

CUSIP No. 10316T104

K.	Principal Co
(a)	Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 3,178,466 Shares owned by Starboard V&O Fund, (ii) 588,922 Shares owned by Starboard S LLC, (iii) 344,933 Shares owned by Starboard C LP, (iv) 300,141 Shares owned by Starboard L Master, (v) 618,195 Shares owned by Starboard X Master and (vi) 948,055 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 5,978,712
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,978,712
4. Shared power to dispose or direct the disposition: 0

(c)	Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
L.	Principal GP
(a)	Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 3,178,466 Shares owned by Starboard V&O Fund, (ii) 588,922 Shares owned by Starboard S LLC, (iii) 344,933 Shares owned by Starboard C LP, (iv) 300,141 Shares owned by Starboard L Master, (v) 618,195 Shares owned by Starboard X Master and (vi) 948,055 Shares held in the Starboard Value LP Account.

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 5,978,712
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,978,712
4. Shared power to dispose or direct the disposition: 0

(c)	Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
M.	Messrs. Smith and Feld
(a)	Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 3,178,466 Shares owned by Starboard V&O Fund, (ii) 588,922 Shares owned by Starboard S LLC, (iii) 344,933 Shares owned by Starboard C LP, (iv) 300,141 Shares owned by Starboard L Master, (v) 618,195 Shares owned by Starboard X Master and (vi) 948,055 Shares held in the Starboard Value LP Account.

20

CUSIP No. 10316T104

Percentage: Approximately 3.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 5,978,712
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 5,978,712

(c)	None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master and Starboard X Master since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	As of October 12, 2021, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Each of Starboard V&O Fund, Starboard L Master and Starboard X Master sold short in the over the counter market American-style call options to Goldman Sachs referencing an aggregate of 202,100 Shares, 19,200 Shares and 39,300 Shares, respectively, which have an exercise price of $24.00 per Share and expire on October 15, 2021.

Each of Starboard S LLC and Starboard C LP sold short in the over the counter market American-style call options to BNP Paribas referencing an aggregate of 37,400 Shares and 22,000 Shares, respectively, which have an exercise price of $24.00 per Share and expire on October 15, 2021.

Each of Starboard V&O Fund, Starboard L Master and Starboard X Master sold short in the over the counter market American-style call options to Goldman Sachs referencing an aggregate of 202,200 Shares, 19,100 Shares and 39,300 Shares, respectively, which have an exercise price of $27.00 per Share and expire on November 19, 2021.

Each of Starboard S LLC and Starboard C LP sold short in the over the counter market American-style call options to BNP Paribas referencing an aggregate of 37,500 Shares and 21,900 Shares, respectively, which have an exercise price of $27.00 per Share and expire on November 19, 2021.

21

CUSIP No. 10316T104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 14, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC

By: Starboard Value LP,

its manager

STARBOARD VALUE AND OPPORTUNITY C LP

By: Starboard Value R LP,

its general partner

STARBOARD VALUE R LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

By: Starboard Value L LP,

its general partner

STARBOARD VALUE L LP

By: Starboard Value R GP LLC,

its general partner

STARBOARD X MASTER FUND LTD

By: Starboard Value LP,

its investment manager

STARBOARD VALUE LP

By: Starboard Value GP LLC,

its general partner

STARBOARD VALUE GP LLC

By: Starboard Principal Co LP,

its member

STARBOARD PRINCIPAL CO LP

By: Starboard Principal Co GP LLC,

its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld

22

CUSIP No. 10316T104

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 9 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

Sale of Class A Common Stock	(18,507)	24.7385	09/09/2021
Sale of Class A Common Stock	(193,932)	23.9113	09/09/2021
Sale of October 2021 Call Option ($24.00 Strike Price)	(202,100)[1]	0.4514	09/21/2021
Sale of Class A Common Stock	(51,809)	24.0444	09/22/2021
Sale of Class A Common Stock	(118,595)	24.4774	09/23/2021
Sale of Class A Common Stock	(144,896)	24.9451	09/24/2021
Sale of Class A Common Stock	(52,683)	25.2907	09/27/2021
Sale of Class A Common Stock	(5,895)	25.5640	10/12/2021
Sale of Class A Common Stock	(1,052,760)	25.6074	10/12/2021
Sale of Class A Common Stock	(74,071)	25.5382	10/12/2021
Sale of Class A Common Stock	(55,814)	25.5281	10/12/2021
Sale of Class A Common Stock	(710,316)	25.6894	10/13/2021
Sale of Class A Common Stock	(644,546)	25.6675	10/13/2021
Sale of Class A Common Stock	(127,930)	25.6546	10/13/2021
Sale of Class A Common Stock	(148,303)	25.5399	10/13/2021
Sale of Class A Common Stock	(105,232)	25.5635	10/13/2021
Sale of Class A Common Stock	(6,596)	26.4034	10/14/2021
Sale of Class A Common Stock	(131,495)	26.3200	10/14/2021
Sale of Class A Common Stock	(217,997)	26.3633	10/14/2021
Sale of November 2021 Call Option ($27.00 Strike Price)	(202,200)[2]	0.7000	10/14/2021

CUSIP No. 10316T104

STARBOARD VALUE AND OPPORTUNITY S LLC

Sale of Class A Common Stock	(3,429)	24.7385	09/09/2021
Sale of Class A Common Stock	(35,934)	23.9113	09/09/2021
Sale of October 2021 Call Option ($24.00 Strike Price)	(37,400)[1]	0.4514	09/21/2021
Sale of Class A Common Stock	(9,600)	24.0444	09/22/2021
Sale of Class A Common Stock	(21,976)	24.4774	09/23/2021
Sale of Class A Common Stock	(26,849)	24.9451	09/24/2021
Sale of Class A Common Stock	(9,762)	25.2907	09/27/2021
Sale of Class A Common Stock	(1,092)	25.5640	10/12/2021
Sale of Class A Common Stock	(195,076)	25.6074	10/12/2021
Sale of Class A Common Stock	(13,725)	25.5382	10/12/2021
Sale of Class A Common Stock	(10,342)	25.5281	10/12/2021
Sale of Class A Common Stock	(131,622)	25.6894	10/13/2021
Sale of Class A Common Stock	(119,435)	25.6675	10/13/2021
Sale of Class A Common Stock	(23,706)	25.6546	10/13/2021
Sale of Class A Common Stock	(27,481)	25.5399	10/13/2021
Sale of Class A Common Stock	(19,500)	25.5635	10/13/2021
Sale of Class A Common Stock	(1,222)	26.4034	10/14/2021
Sale of Class A Common Stock	(24,366)	26.3200	10/14/2021
Sale of Class A Common Stock	(40,395)	26.3633	10/14/2021
Sale of November 2021 Call Option ($27.00 Strike Price)	(37,500)[2]	0.7000	10/14/2021

CUSIP No. 10316T104

STARBOARD VALUE AND OPPORTUNITY C LP

Sale of Class A Common Stock	(2,008)	24.7385	09/09/2021
Sale of Class A Common Stock	(21,043)	23.9113	09/09/2021
Sale of October 2021 Call Option ($24.00 Strike Price)	(22,000)[1]	0.4514	09/21/2021
Sale of Class A Common Stock	(5,622)	24.0444	09/22/2021
Sale of Class A Common Stock	(12,868)	24.4774	09/23/2021
Sale of Class A Common Stock	(15,722)	24.9451	09/24/2021
Sale of Class A Common Stock	(5,716)	25.2907	09/27/2021
Sale of Class A Common Stock	(640)	25.5640	10/12/2021
Sale of Class A Common Stock	(114,225)	25.6074	10/12/2021
Sale of Class A Common Stock	(8,037)	25.5382	10/12/2021
Sale of Class A Common Stock	(6,056)	25.5281	10/12/2021
Sale of Class A Common Stock	(77,069)	25.6894	10/13/2021
Sale of Class A Common Stock	(69,933)	25.6675	10/13/2021
Sale of Class A Common Stock	(13,880)	25.6546	10/13/2021
Sale of Class A Common Stock	(16,091)	25.5399	10/13/2021
Sale of Class A Common Stock	(11,418)	25.5635	10/13/2021
Sale of Class A Common Stock	(716)	26.4034	10/14/2021
Sale of Class A Common Stock	(14,267)	26.3200	10/14/2021
Sale of Class A Common Stock	(23,652)	26.3633	10/14/2021
Sale of November 2021 Call Option ($27.00 Strike Price)	(21,900)[2]	0.7000	10/14/2021

CUSIP No. 10316T104

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP

Sale of Class A Common Stock	(1,747)	24.7385	09/09/2021
Sale of Class A Common Stock	(18,310)	23.9113	09/09/2021
Sale of October 2021 Call Option ($24.00 Strike Price)	(19,200)[1]	0.4514	09/21/2021
Sale of Class A Common Stock	(4,891)	24.0444	09/22/2021
Sale of Class A Common Stock	(11,195)	24.4774	09/23/2021
Sale of Class A Common Stock	(13,678)	24.9451	09/24/2021
Sale of Class A Common Stock	(4,973)	25.2907	09/27/2021
Sale of Class A Common Stock	(557)	25.5640	10/12/2021
Sale of Class A Common Stock	(99,375)	25.6074	10/12/2021
Sale of Class A Common Stock	(6,992)	25.5382	10/12/2021
Sale of Class A Common Stock	(5,269)	25.5281	10/12/2021
Sale of Class A Common Stock	(67,049)	25.6894	10/13/2021
Sale of Class A Common Stock	(60,840)	25.6675	10/13/2021
Sale of Class A Common Stock	(12,076)	25.6546	10/13/2021
Sale of Class A Common Stock	(13,999)	25.5399	10/13/2021
Sale of Class A Common Stock	(9,933)	25.5635	10/13/2021
Sale of Class A Common Stock	(623)	26.4034	10/14/2021
Sale of Class A Common Stock	(12,412)	26.3200	10/14/2021
Sale of Class A Common Stock	(20,577)	26.3633	10/14/2021
Sale of November 2021 Call Option ($27.00 Strike Price)	(19,100)[2]	0.7000	10/14/2021

CUSIP No. 10316T104

STARBOARD X MASTER FUND LTD

Sale of Class A Common Stock	(3,600)	24.7385	09/09/2021
Sale of Class A Common Stock	(37,719)	23.9113	09/09/2021
Sale of October 2021 Call Option ($24.00 Strike Price)	(39,300)[1]	0.4514	09/21/2021
Sale of Class A Common Stock	(10,077)	24.0444	09/22/2021
Sale of Class A Common Stock	(23,066)	24.4774	09/23/2021
Sale of Class A Common Stock	(28,182)	24.9451	09/24/2021
Sale of Class A Common Stock	(10,247)	25.2907	09/27/2021
Sale of Class A Common Stock	(1,147)	25.5640	10/12/2021
Sale of Class A Common Stock	(204,758)	25.6074	10/12/2021
Sale of Class A Common Stock	(14,406)	25.5382	10/12/2021
Sale of Class A Common Stock	(10,856)	25.5281	10/12/2021
Sale of Class A Common Stock	(138,154)	25.6894	10/13/2021
Sale of Class A Common Stock	(125,362)	25.6675	10/13/2021
Sale of Class A Common Stock	(24,882)	25.6546	10/13/2021
Sale of Class A Common Stock	(28,844)	25.5399	10/13/2021
Sale of Class A Common Stock	(20,467)	25.5635	10/13/2021
Sale of Class A Common Stock	(1,283)	26.4034	10/14/2021
Sale of Class A Common Stock	(25,575)	26.3200	10/14/2021
Sale of Class A Common Stock	(42,400)	26.3633	10/14/2021
Sale of November 2021 Call Option ($27.00 Strike Price)	(39,300)[2]	0.7000	10/14/2021

CUSIP No. 10316T104

STARBOARD VALUE LP

(Through the Starboard Value LP Account)

Sale of Class A Common Stock	(5,709)	24.7385	09/09/2021
Sale of Class A Common Stock	(59,824)	23.9113	09/09/2021
Sale of Class A Common Stock	(16,239)	24.0444	09/22/2021
Sale of Class A Common Stock	(37,300)	24.4774	09/23/2021
Sale of Class A Common Stock	(45,673)	24.9451	09/24/2021
Sale of Class A Common Stock	(16,619)	25.2907	09/27/2021
Sale of Class A Common Stock	(1,869)	25.564	10/12/2021
Sale of Class A Common Stock	(333,806)	25.6074	10/12/2021
Sale of Class A Common Stock	(23,486)	25.5382	10/12/2021
Sale of Class A Common Stock	(17,697)	25.5281	10/12/2021
Sale of Class A Common Stock	(225,790)	25.6894	10/13/2021
Sale of Class A Common Stock	(204,884)	25.6675	10/13/2021
Sale of Class A Common Stock	(40,666)	25.6546	10/13/2021
Sale of Class A Common Stock	(47,142)	25.5399	10/13/2021
Sale of Class A Common Stock	(33,450)	25.5635	10/13/2021
Sale of Class A Common Stock	(2,101)	26.4034	10/14/2021
Sale of Class A Common Stock	(41,885)	26.3200	10/14/2021
Sale of Class A Common Stock	(69,438)	26.3633	10/14/2021

1 Represents Shares underlying American-style call options sold short in the over the counter market. These call options have an exercise price of $24.00 per Share and expire on October 15, 2021.

2 Represents Shares underlying American-style call options sold short in the over the counter market. These call options have an exercise price of $27.00 per Share and expire on November 19, 2021.